1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2003

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement of Interim Results for the Period Ended June 30, 2003, dated September 10, 2003.	4

FORWARD-LOOKING STATEMENTS

The Interim Results of the Company, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s 2002 Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 11, 2003	By:	/s/ Zhou Deqiang
Name: Zhou Deqiang Title: Chairman and CEO

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement of Interim Results for the Six Months Ended 30 June 2003

HIGHLIGHTS

•	Total operating revenue was RMB39,536 million, up by 7.2%

•	EBITDA reached RMB23,057 million, up by 10.2%, with an EDITDA margin of 58.3%

•	Profit attributable to shareholders was RMB9,260 million, up by 9.2%, with a net profit margin of 23.4%

•	Total number of access lines in service reached 62.20 million, up by 9.4% from the end of 2002

•	Broadband subscribers reached 2.56 million, up by 85.8% from the end of 2002

CHAIRMAN’S STATEMENT

In the first half of 2003, we achieved a strong financial performance and maintained upward trends in our core businesses. We placed the accelerated expansion of our businesses on top of our agenda and consolidated the implementation of our strategies during this period. While improving our internal management, we fine-tuned our operating tactics in response to market changes. As a result, we maintained healthy and stable growth in our core businesses in the period.

FINANCIAL RESULTS

In the first half of 2003, our revenue sustained stable growth, increasing 7.2% over the same period last year to a total of RMB39,536 million. Growth was driven by the continued expansion of our local subscriber base, the rapid growth in broadband subscribers, and the advancement of new value-added services. Strengthened management contributed to greater resource utilization and disciplined control over operating expenses. Our operating expenses for the period were RMB27,338 million, representing a 5.3% increase over the same period last year. EBITDA grew 10.2% to RMB23,057 million, with an EBITDA margin of 58.3%. Net profit grew 9.2% to RMB9,260 million, with a net profit margin of 23.4%. Capital expenditure was RMB9,553 million in the first half of 2003.

BUSINESS REVIEW

Our local telephone service sustained rapid expansion of its subscriber base in the first half of 2003, with wireless local access service accounting for a higher percentage of total local telephone subscribers. Our broadband service continued its fast growth and has been an increasingly important contributor to our revenue growth. Long distance services remained stable. Wire-line value-added services and new services experienced noticeable development.

Local voice service

Local voice service, our pillar product, experienced steady growth in the first half of this year. Local voice revenue increased 5.5% to RMB18,488 million, accounting for 46.8% of our total revenue for the first half of 2003.

Our local subscriber base expanded by 5.34 million, increasing 9.4% from year-end 2002 to 62.20 million. The continually growing local telephone subscriber base constitutes a solid base for all of the services we offer. We intensified our efforts in developing public and enterprise telephone subscribers that yield a greater return on investment than other types of local subscribers, and added 1.03 million such new subscribers, representing 19.4% of total new subscribers, to further improve the structure of our subscriber base.

As an extension of and supplement to our local wire-line telephone service, wireless local access service provides personal communication at an attractive price, thereby enjoying strong demand in niche markets. Wireless local access subscribers reached 5.37 million, representing 8.6% of total subscribers. The continued decline in the price of local wireless access equipment has made this service a more profitable business.

Revenue from local usage increased 2.5% over the same period last year to RMB11,239 million for the first half of 2003. Local voice usage (excluding dial-up Internet access usage) was 88.7 billion pulses, representing a 3.9% increase over the same period last year. Dial-up Internet access usage totaled 22.0 billion pulses, decreased 16.2% from the same period last year.

Increasing local traffic is one of the key means by which we ensure the high quality development in our local business. We will continue to stimulate local traffic and revenue growth through enhancement of our distribution channels, provision of bundled services and flexible pricing packages, as well as the accelerated development of public telephone, calling card and new value-added services.

Internet and Data services

Internet service performed strongly in the first half of this year. Driven by the rapid growth of our broadband service, our Internet revenue grew 60.3% to RMB2,669 million, representing 6.8% of our total revenue, an increase of 2.3 percentage points compared with the first half of 2002. Internet service has become an increasingly important revenue contributor.

We focused heavily on the development of our broadband service, continuing the implementation of active market development strategies, so as to sustain fast growth. A variety of broadband access service such as “Network Express” (ADSL access service), “Broadband Highway” (FTTX+LAN access service), and “Wing of Sky” (wireless LAN access service) were offered to meet different customers’ needs, driving the fast growth of broadband subscribers. We expanded our broadband subscriber base by 85.8% between the end of 2002 and the end of June 2003, adding 1.18 million new subscribers to a total of 2.56 million subscribers. We positioned our broadband service as a premium product and the revenue per user per month remained stable in the period. Centralization of equipment procurement and economies of scale have further reduced per-line investment costs for broadband service. As such, the return on investment for our broadband service continued to increase.

While promoting our various broadband access products, we also placed special emphasis on broadband content and applications. We strengthened cooperation with Internet content and application providers and computer manufacturers to advance their integration into our CHINAVNET platform. The value chain between end users, content and application providers and us has taken form.

Dial-up Internet subscribers numbered 11.70 million at the end of June this year, up 0.7% from the end of 2002. Total dial-up usage generated from our subscribers declined 20.9% from the same period last year to 16.1 billion minutes. The major reason for this decrease was the migration of high-end narrowband dial-up users to our broadband service. Our dial-up Internet service fosters customers’ affinity for the Internet and meets the demand of a specific customer group with its ease and convenience of use. We will focus on achieving concerted development of both our dial-up and broadband services based on the dynamics between them.

Managed data service experienced fast growth over the past six months. Revenue grew 15.1% to RMB974 million, accounting for 2.5% of our total revenue. The bandwidth volume of Digital Data Network (DDN), Frame Relay (FR) and Asynchronous Transfer Mode (ATM) managed data services grew by 41.5%, 54.3% and 20.7%, respectively, over the same period last year.

Long Distance services

Facing an increasingly competitive market situation, we adopted more flexible and effective marketing strategies for our long distance services in the first half of this year. Total domestic long distance traffic transmitted by us amounted to 19.1 billion minutes, representing a 16.8% increase over the same period last year. Our market share for domestic long distance service was 52.6% for the first half of this year, which was at a similar level to the second half of 2002. Revenue from domestic long distance service decreased by 2.3% to RMB6,985 million, in line with our expectations. Domestic long distance revenue as a share of our total revenue decreased 1.7 percentage points from the same period last year to 17.7%. We believe the risk in our domestic long distance business was therefore further moderated.

International, Hong Kong, Macau and Taiwan long distance services recorded RMB1,668 million in revenue in the first half of 2003, up 4.2% from the same period last year. Total traffic grew 16.7% to 712 million minutes. We consolidated our market position with a market share of 63.4%, up 4.4 percentage points from the end of 2002.

Leased line, Interconnection and VAS services

Revenue from leased line service decreased by 9.4% to RMB1,409 million, representing 3.6% of our total revenue. In the first half of this year, we leased out a total of 88,000 digital circuits (in 2Mbps equivalents), down 6.8% from the same period last year. The major reason for this decrease was the substantial change in the demand structure for our leased line service in the first half of this year: as other telecom operators rolled out their own networks, they reduced the number of circuits leased from us. On the other hand, both the number of non-telecom operator enterprise customers and their usage have increased, partly offsetting the adverse impact of telecom operators’ decreased use of our services. The risk in leased line service was reduced.

Revenue from interconnection in the first half of this year was RMB2,253 million, remaining close to the figure for the same period last year and representing 5.7% of our total revenue. Revenue from inbound local calls saw an increase while both revenue from, and expense for, long distance interconnection decreased. As a result, net interconnection income showed an increase over the same period last year.

Our wire-line value-added services experienced noticeable development. We enhanced our promotional activities for caller ID display service and increased its penetration rate by 5.2 percentage points during the first half of 2003. Meanwhile, we also made great efforts to boost our call-up information, information telephone, video conference and 17901 direct dial VoIP services and to introduce new services such as “Telephone QQ” and “Walk With Me”. Revenue from value-added services rose significantly and its weight in our total revenue also increased in the first half of this year.

SUMMARY AND OUTLOOK

Our major services displayed stable growth trends in the first half of 2003: our local subscriber base experienced fast growth and wireless local access service became a more profitable business. Our broadband service yielded outstanding results. Businesses under heavy competitive pressure, such as long distance services, saw reduced risks and solid market positions for our company. We achieved robust financial performance in the first half of 2003: operating expenses were further optimized while operating profitability was steadily improved with strong free cash flow. In the meantime, we are still facing fierce competition: local voice traffic is affected by greater mobile substitution and long distance market competition is still intensive. We will take full advantage of the opportunities presented by the strong demand for telecom services in China’s domestic market and further improve our management system and the execution of our strategies. Having achieved the strong performance in the first half, we intend to continue the development of our services by focusing on the following:

We will continue to improve our management system and to implement management innovation.    We will adhere to our market-oriented, customer-centered and return-driven business model, and strive to realize a business characterized by efficient management, unified and centralized resource deployment, timely response to market developments, and effective incentive schemes. We will further boost our business powered by our reform initiatives.

We will fine-tune our operating tactics in response to market situations.    While strengthening our distribution channels, we will establish a comprehensive service network that combines distribution channels and network operations and maintenance. We will boost traffic growth through active marketing activities, improve customer satisfaction through quality customer service, and foster new markets for telecom consumption by developing and introducing new products and services, all aimed at maintaining high revenue growth.

We will adhere to our goals of value creation for shareholders.    We are committed to maintaining rapid revenue growth outpacing growth in our expenses. We will further optimize cost and capital expenditure structures and strive to improve our return on investment.

We will strengthen the overhaul of our human resource management.    On one hand, we will adopt market practices to recruit the employees necessary for the continued healthy development of our business. On the other hand, we will strengthen our performance evaluation and compensation systems. Our goal is to establish a first-class staff team for the Company.

We will accelerate our IT systems upgrade.    The upgrading of our MBOSS system will provide the necessary support for our financial management and business operation analysis. Meanwhile, we will continue to improve our front-end business analysis system to help realize improved market responsiveness and higher quality customer service, as well as to support the reinforcement of our distribution channels.

Under adherence to our overriding principle of maximizing shareholder value, we will comprehensively improve our services, making every effort to operate in the best interest of our shareholders.

Zhou Deqiang

Chairman and CEO

Shenzhen, PRC

10 September 2003

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2003.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 June 2003

(Amounts in millions)

		30 June	31 December
		2003	2002
	Note	RMB	RMB
			(Audited)
ASSETS
Non-current assets
Property, plant and equipment, net		145,344	149,165
Construction in progress		22,706	20,319
Lease prepayments		2,630	2,644
Interests in associates		429	429
Investments		261	270
Deferred tax assets		5,322	5,118
Other assets		6,386	6,405

Total non-current assets		183,078	184,350
Current assets
Inventories		1,153	1,066
Accounts receivable, net	3	7,431	5,961
Prepayments and other current assets		1,747	1,736
Time deposits with maturity over three months		405	1,316
Cash and cash equivalents	4	17,835	16,423

Total current assets		28,571	26,502

Total assets		211,649	210,852

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debt		16,745	19,175
Current portion of long-term debt		1,852	2,219
Accounts payable	5	11,850	14,399
Accrued expenses and other payables		12,056	10,266
Income tax payable		2,036	3,842
Current portion of deferred revenues		6,972	7,726

Total current liabilities		51,511	57,627

Net current liabilities		(22,940)	(31,125)

Total assets less current liabilities		160,138	153,225
Non-current liabilities
Long-term debt		4,937	4,853
Deferred revenues		19,580	21,612
Deferred tax liabilities		851	618

Total non-current liabilities		25,368	27,083

Total liabilities		76,879	84,710
Minority interests		1,175	1,134
Shareholders’ equity
Share capital		75,614	75,614
Reserves		57,981	49,394

Total shareholders’ equity		133,595	125,008

Total liabilities and shareholders’ equity		211,649	210,852

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

for the six-month period ended 30 June 2003

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
		2003	2002
	Note	RMB	RMB
			(Audited)

Operating revenues	6	39,536	36,868

Operating expenses
Depreciation and amortisation		(10,859)	(10,030)
Network operations and support		(9,693)	(10,019)
Selling, general and administrative		(5,476)	(4,517)
Other operating expenses		(1,310)	(1,404)

Total operating expenses		(27,338)	(25,970)

Operating profit		12,198	10,898
Net finance costs	7	(176)	(421)
Investment income		2	1
Share of profit from associates		—	9

Profit before taxation and minority interests	8	12,024	10,487
Taxation	9	(2,743)	(1,965)

Profit before minority interests		9,281	8,522
Minority interests		(21)	(39)

Profit attributable to shareholders		9,260	8,483

Basic earnings per share	11	0.12	0.12

Weighted average number of shares		75,614	68,317

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

for the six-month period ended 30 June 2003

(Amounts in millions)

		Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserve	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity

	Note	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as at 1 January 2003		75,614	20,955	3,362	4,144	8,121	1,624	3,984	7,204	125,008
Net profit		—	—	—	—	—	—	—	9,260	9,260
Dividends	10	—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised		—	—	—	(4)	—	—	—	4	—
Deferred tax on amortisation of land use rights realised		—	—	—	—	—	—	(52)	52	—

Balance as at 30 June 2003		75,614	20,955	3,362	4,140	8,121	1,624	3,932	15,847	133,595

(Audited)
Balance as at 1 January 2002		—	—	—	4,154	—	—	4,059	89,272	97,485
Net profit		—	—	—	—	—	—	—	8,483	8,483

Balance as at 30 June 2002		—	—	—	4,154	—	—	4,059	97,755	105,968

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)

for the six-month period ended 30 June 2003

(Amounts in millions)

			Six-month periods ended 30 June
			2003	2002
	Note		RMB	RMB
				(Audited)

Net cash from operating activities	(a	)	14,516	17,449

Cash flows from investing activities
Capital expenditure			(11,347)	(11,101)
Purchase of investments			(4)	(36)
Lease prepayments			(17)	(26)
Proceeds from disposal of property, plant and equipment			18	59
Increase in time deposits with maturity over three months			(168)	(364)
Maturity of time deposits with maturity over three months			1,079	473

Net cash used in investing activities			(10,439)	(10,995)

Cash flows from financing activities
Capital element of finance lease payments			—	(22)
Proceeds from bank debt			17,900	10,112
Repayments of bank debt			(20,585)	(16,192)
Cash contributions from minority interests			20	—
Cash distributions to owner			—	(1,594)

Net cash used in financing activities			(2,665)	(7,696)

Net increase/(decrease) in cash and cash equivalents			1,412	(1,242)
Cash and cash equivalents at 1 January			16,423	3,882

Cash and cash equivalents at 30 June			17,835	2,640

(a)	Reconciliation of profit before taxation and minority interests to net cash from operating activities

	Six-month periods ended 30 June
	2003	2002
	RMB	RMB
		(Audited)

Profit before taxation and minority interests	12,024	10,487
Adjustments for:
Depreciation and amortisation	10,859	10,030
Provision for doubtful accounts	319	171
Investment income	(2)	(1)
Share of profit from associates	—	(9)
Interest income	(119)	(67)
Interest expense	616	656
Unrealised foreign exchange (gains)/losses	(28)	193
Loss on retirement and disposal of property, plant and equipment	109	434
Increase in accounts receivable	(1,789)	(1,485)
(Increase)/decrease in inventories	(87)	363
(Increase)/decrease in prepayments and other current assets	(50)	578
Decrease/(increase) in other non-current assets	50	(327)
Decrease in accounts payable	(417)	(386)
Increase in accrued expenses and other payables	818	774
Decrease in deferred revenues	(2,786)	(2,979)

Cash generated from operations	19,517	18,432
Interest received	119	67
Interest paid	(613)	(662)
Investment income received	13	—
Income tax paid	(4,520)	(388)

Net cash from operating activities	14,516	17,449

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

for the six-month period ended 30 June 2003

1.    Principal activities, organisation and basis of preparation

China Telecom Corporation Limited (“the Company”) and its subsidiaries (hereinafter, collectively referred to as “the Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province of the People’s Republic of China (“the PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services, Internet and managed data, leased line, and other related services.

The Company was incorporated in the PRC on 10 September 2002 as part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. The financial information relating to the six-month period ended 30 June 2002 included in these interim financial statements presents the results of the Group as if the Group had been in existence throughout that period and as if the operations that were transferred to the Company in connection with the Restructuring were conducted on 1 January 2002.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements reflect the unaudited financial position of the Group as at 30 June 2003 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2003.

The interim financial statements have been authorised for issue by the Board of Directors on 10 September 2003. These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company and by the Company’s international auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Society of Accountants. KPMG’s independent review report to the Board of Directors is included on page 6 of the Company’s Interim Report.

The financial information relating to the financial year ended 31 December 2002 included in these interim financial statements does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2002 are available from the Company’s registered office. The Company’s international auditors have expressed an unqualified opinion on those financial statements in their report dated 24 April 2003.

The accounting policies adopted in the 2002 annual financial statements have been consistently applied by the Group in preparing these interim financial statements.

2.    Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

3.    Accounts receivable, net

Accounts receivable, net, is analysed as follows:

	30 June 2003	31 December 2002
	RMB millions	RMB millions
		(Audited)
Accounts receivable	8,110	6,440
Less: Allowance for doubtful accounts	(679)	(479)

	7,431	5,961

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2003	31 December 2002
	RMB millions	RMB millions
		(Audited)

Current, within 1 month	5,967	5,036
1 to 3 months	401	352
4 to 12 months	408	309
More than 12 months	244	130

	7,020	5,827
Less: Allowance for doubtful accounts	(652)	(439)

	6,368	5,388

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2003	31 December 2002
	RMB millions	RMB millions
		(Audited)

Current, within 1 month	758	363
1 to 3 months	130	109
4 to 12 months	142	85
More than 12 months	60	56

	1,090	613
Less: Allowance for doubtful accounts	(27)	(40)

	1,063	573

4.    Cash and cash equivalents

	30 June 2003	31 December 2002
	RMB millions	RMB millions
		(Audited)

Cash at bank and in hand	12,912	11,574
Time deposits with maturity within three months	4,923	4,849

	17,835	16,423

5.    Accounts payable

Accounts payable is analysed as follows:

	30 June 2003	31 December 2002
	RMB millions	RMB millions
		(Audited)

Third parties	9,203	11,505
China Telecom Group	2,647	2,894

	11,850	14,399

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

Ageing analysis of accounts payable is as follows:

	30 June 2003	31 December 2002
	RMB millions	RMB millions
		(Audited)

Due within 1 month or on demand	1,639	1,715
Due after 1 month but within 3 months	3,356	2,701
Due after 3 months but within 6 months	4,625	3,329
Due after 6 months	2,230	6,654

	11,850	14,399

6.    Operating revenues

Operating revenues represent revenues from the provision of wireline telecommunications services, net of PRC business tax and government levies. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2003	2002
	Note	RMB millions	RMB millions
			(Audited)
Upfront connection fees	(i)	2,768	3,058
Upfront installation fees	(ii)	573	467
Monthly fees	(iii)	6,676	6,083
Local usage fees	(iv)	11,239	10,967
DLD	(iv)	6,985	7,148
ILD	(iv)	1,668	1,601
Internet	(v)	2,669	1,665
Managed data	(vi)	974	846
Interconnections	(vii)	2,253	2,272
Leased line	(viii)	1,409	1,555
Others	(ix)	2,322	1,206

		39,536	36,868

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment.

7.    Net finance costs

Net finance costs comprise:

	Six-month periods ended 30 June
	2003	2002
	RMB millions	RMB millions
		(Audited)
Interest expense incurred	616	656
Less: Interest expense capitalised*	(298)	(386)

Net interest expense	318	270
Interest income	(119)	(67)
Foreign exchange losses	—	218
Foreign exchange gains	(23)	—

	176	421

* Interest expense was capitalised in construction in progress at the following rates per annum	4.2% to 5.4%	4.4% to 5.6%

8.    Profit before taxation and minority interests

Profit before taxation and minority interests is arrived at after charging:

	Six-month periods ended 30 June
	2003	2002
	RMB millions	RMB millions
		(Audited)
Personnel expenses	5,091	3,393
Interconnection charges	1,289	1,391

9.    Taxation

Taxation in the consolidated statement of income comprises:

	Six-month periods ended 30 June
	2003	2002
	RMB millions	RMB millions
		(Audited)
Provision for PRC income tax	2,714	2,169
Deferred taxation	29	(204)

	2,743	1,965

The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches of the Group which are taxed at a preferential rate of 15%.

10.  Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 June 2003, a final dividend of RMB0.008897 per share totalling RMB673 million in respect of the year ended 31 December 2002 was declared and was paid on 10 July 2003.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2003.

11.  Basic earnings per share

The calculation of basic earnings per share for the six-month period ended 30 June 2003 is based on the net profit of RMB9,260 million and the weighted average number of shares in issue during the period of 75,614,186,503 shares. The calculation of basic earnings per share for the six-month period ended 30 June 2002 is based on the net profit of RMB8,483 million divided by 68,317,270,803 shares as if the 68,317,270,803 shares issued and outstanding upon the legal formation of the Company on 10 September 2002 had been outstanding for the six-month period ended 30 June 2002.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods presented.

12.  Capital commitments

As at 30 June 2003, the Group had capital commitments as follows:

	30 June 2003	31 December 2002
	RMB millions	RMB millions
		(Audited)
Authorised and contracted for
Properties	963	800
Telecommunications network plant and equipment	2,634	3,439

	3,597	4,239

Authorised but not contracted for
Properties	1,126	1,359
Telecommunications network plant and equipment	4,652	3,640

	5,778	4,999

13.  Related party transactions

The principal related party transactions which were carried out in the ordinary course of business with China Telecom Group, are as follows:

			Six-month periods ended 30 June
			2003	2002
	Note		RMB millions	RMB millions
				(Audited)
Purchases of telecommunications equipment and materials	(i	)	45	87
Construction, engineering and information technology services	(ii	)	985	1,112
Provision of community services	(iii	)	571	622
Provision of ancillary services	(iv	)	409	419
Operating lease expenses	(v	)	181	184
Centralised service expenses	(vi	)	144	339
Interconnection revenues	(vii	)	99	151
Interconnection charges	(vii	)	280	392

Note:

(i)	Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibres.

(vi)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(vii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

SUPPLEMENTARY INFORMATION FOR AMERICAN DEPOSITARY SHAREHOLDERS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Differences which have a significant effect on net profit and shareholders’ equity are set out below. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements and has not been subject to independent audit or review.

(a)  Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Group were revalued as at 31 December 2001. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to shareholders’ equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to income recorded under IFRS as a result of the Restructuring are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders’ equity.

(b)  Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical carrying amount and included in current earnings.

Reconciliation of net profit and shareholders’ equity under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the six-month period ended 30 June 2003 is as follows:

	Six-month periods ended 30 June
	2003		2003	2002
	US$ millions		RMB millions	RMB millions
	(Note)
Net profit under IFRS		1,119	9,260	8,483
US GAAP adjustments:
Depreciation on revalued property, plant and equipment		(92)	(767)	(823)
Disposal of revalued property, plant and equipment		(3)	(23)	—
Deferred tax effect of US GAAP adjustments		31	260	271

Net profit under US GAAP		1,055	8,730	7,931

Basic earnings per share under US GAAP	US$	0.014	RMB0.12	RMB0.12

Basic earnings per ADS* under US GAAP	US$	1.39	RMB11.55	RMB11.61

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as at 30 June 2003 is as follows:

	30 June	30 June	31 December
	2003	2003	2002
	US$ millions	RMB millions	RMB millions
	(Note)
Shareholders’ equity under IFRS	16,139	133,595	125,008
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	640	5,297	6,087
Deferred tax effect of US GAAP adjustment	(215)	(1,779)	(2,039)

Shareholders’ equity under US GAAP	16,564	137,113	129,056

Note:	Solely for the convenience of the reader, the amounts as at and for the six-month period ended 30 June 2003 have been translated into United States dollars at the noon buying rate in New York City on 30 June 2003 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2776. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 30 June 2003, or at any other date.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP’S PERFORMANCE FOR THE SIX MONTHS ENDED 30 JUNE 2003

According to paragraph 46(2) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2002 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the six months ended 30 June 2003, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Interim Report for the six months ended 30 June 2003.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, except that Mr Tan Ming, a member of the Company’s audit committee, is not a non-executive director of the Company. Mr Tan Ming is an employee representative on the Company’s audit committee, and his appointment on such committee complies with regulatory requirements in the United States (where the Company’s shares are also listed).

INTERIM REPORT

The Interim Report for the six months ended 30 June 2003 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.chinatelecom-h.com) in due course.